Exhibit 99.4

CONFIRMATION

Gold Standard Ventures Corp.

Suite 610 – 815 West Hastings Street

Vancouver, B.C.

V6C 1B4

Re:	Gold Standard Ventures Corp. (the “Company”) – Short Form Prospectus Offering of up to 11,500,000 Common Shares of the Company (of which up to 1,500,000 shares are issuable solely to cover over-allotments, if any) at a price of US$2.00 per share (the “Offering”) – Closing Date: June 27, 2012

The undersigned hereby confirms that FCMI Parent Co. (“FCMI”) has been afforded the right by the Company to participate, on a pro rata basis, in the Offering in accordance with the provisions of Section 7.1(b) of that certain subscription agreement dated March 1, 2011 between the Company and FCMI (the “Subscription Agreement”).

This confirmation is limited solely to the Offering. By its acceptance of and reliance on this letter, the Company acknowledges and confirms that FCMI’s subscription rights under Section 7.1(b) of the Subscription Agreement remain in effect with respect to subsequent equity financings by the Company until the expiration of two years following the closing date under the Subscription Agreement, provided that FCMI beneficially owns at least ten (10%) percent of the Company’s issued and outstanding common shares at the time.

Dated this 26th day of June, 2012.

FCMI Parent Co.

Per:

/s/ Henry D. Fenig
Authorized Signatory

Henry D. Fenig
Secretary